1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

June 19, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Dominic Minore, Division of Investment Management

Re:	The Saratoga Advantage Trust
(File No. 033-79708; 811-08542)

Dear Mr. Minore:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 63 to The Saratoga Advantage Trust’s (the “Trust” or the “Registrant”) registration statement on Form N-1A relating to the addition of three new portfolios of the Trust, the James Alpha Family Office Portfolio, the James Alpha Managed Risk Domestic Equity Portfolio and the James Alpha Managed Risk Emerging Markets Equity Portfolio (each, a “Portfolio” and together, the “Portfolios”), filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2015. The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.

Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments with respect to the Portfolios and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 65 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about June 24, 2015 (the “Amendment”).

General Comments on the Filing

Comment 1.	Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information via EDGAR.

Response 1. This letter includes the “Tandy” information and will be filed via EDGAR.

Comment 2.	Please include the expense caps with respect to each Share Class and the end date of such expense cap. Please confirm that the expense cap will be effective for at least one year from the effective date of the Registration Statement.

Response 2. The disclosure has been revised accordingly. The expense caps will be effective for at least one year from the effective date of the Registration Statement.

Comments on the James Alpha Family Office Portfolio

Comment 3.	Please confirm the following: (i) that the Portfolio will look through and aggregate assets to ensure that the Portfolio and the Subsidiary comply with the Portfolio’s fundamental and non-fundamental policies, (ii) that the Subsidiary’s assets will be located in the United States, (iii) that the Subsidiary will always be wholly owned by the Portfolio, (iv) that the Subsidiary’s books and records will be maintained consistent with Section 31 of the Investment Company Act of 1940, as amended (“1940 Act”), (v) the location of such books and records, (vi) that the Subsidiary is subject to Commission inspection, (vii) that a custodian that meets the requirements of Section 17(f) of the 1940 Act will hold the assets of the Subsidiary, (viii) the identity of such custodian, (ix) that the Subsidiary is subject to jurisdiction in the United States’ courts and has designated an agent in the United States for service of process, (x) the identity of such agent, and (xi) that the Trust is not using the Subsidiary structure to evade the 1940 Act. Please also confirm that the Subsidiary will sign the registration statement with respect to the information relating to the Subsidiary and confirm that any material contracts will be included as exhibits to the Registration Statement.

Response 3. The Trust has determined that it will not be necessary to create a Subsidiary at the Portfolio’s inception. The Trust may utilize a Subsidiary in the future and therefore confirms that if and when a

Subsidiary is established: (i) the Portfolio will look through and aggregate the Subsidiary’s assets to ensure that the Portfolio and the Subsidiary comply with the Portfolio’s fundamental and non-fundamental policies; (ii) the Subsidiary’s assets will be maintained by the same custodian bank as acts as custodian for the Portfolio and will be maintained in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder; (iii) the Subsidiary will always be wholly owned by the Portfolio; (iv) the Subsidiary’s books and records will be maintained consistent with Section 31 of the 1940 Act; (v) the Subsidiary’s books and records will be maintained by its custodian and James Alpha Management, LLC (the “Manager”); (vi) the Subsidiary will undertake to be subject to Commission inspection; (vii) the Subsidiary’s custodian will meet the requirements of Section 17(f) of the 1940 Act and will hold the assets of the Subsidiary; (viii) the identity of the Subsidiary’s custodian will be included in the Portfolio’s registration statement; (ix) the Subsidiary will be subject to jurisdiction in the United States’ courts and will designate an agent in the United States for service of process; (x) the Trust will identify such agent; and (xi) the Trust will not use the Subsidiary structure to evade the 1940 Act.

The Trust confirms that if and when a Subsidiary is established, the Subsidiary will sign the registration statement with respect to the information relating to the Subsidiary and any material contracts will be included as exhibits.

Comment 4.	Please confirm that the Subsidiary’s principal investment strategies and risks are the same as the principal investment strategies and risks of the Portfolio.
Response 4: If and when a Subsidiary is established, the Subsidiary’s principal investment strategies and its related risks will be the same as those of the Portfolio with respect to the Portfolio’s proposed investments in commodity-related investments. The principal investment strategies and principal risk disclosures reflect such aggregate operations.
Comment 5.	Please confirm that the financial statements of the Subsidiary will be consolidated with those of the Portfolio and that the expenses of the Subsidiary will be included in the line item Expenses of the Subsidiary.

Response 5: If and when a Subsidiary is established, the financial statements of the Subsidiary will be consolidated with those of the Portfolio and the expenses of the Subsidiary will be included in the line item Expenses of the Subsidiary.
Comment 6.	In the section titled “Portfolio Summary—Principal Investment Risks—Commodities Risk,” we note that this risk factor discusses commodities generally. Please present this information as a discrete risk factor with respect to each principal type of commodity in which the Portfolio may invest that more specifically describes each individual risk.

Response 6. Although the Portfolio is authorized to invest in any type of commodity, its exposure to any single commodity, as well as aggregate exposure to all commodities, is expected to be small relative to the Portfolio’s other assets (e.g., 10% in the aggregate). The Trust believes that including a risk factor with respect to every type of commodity in which the Portfolio may possibly invest, which are each currently expected to be less than three percent of the Portfolio, would greatly overemphasize the Portfolio’s commodity risk exposure relative to the risks associated with the Portfolio’s other asset classes and present shareholders with an unbalanced presentation of material risks. Further, the Trust believes that the existing risk disclosure discussing commodities generally adequately describes the material risks of the Portfolio’s aggregate commodities exposure. The Trust, therefore, respectfully declines to make the requested change to the commodity risk disclosure but will add disclosure regarding the broad types of commodities in which the Portfolio may invest.

Comment 7.	Please confirm that the prospectus describes the Portfolio’s use of derivatives accurately and with specificity as described in the letter from Mr. Barry D. Miller, Associate Director, Office of Legal and Disclosure, U.S. Securities and Exchange Commission, to Ms. Karrie McMillan, General Counsel, Investment Company Institute (dated July 30, 2010) (“Barry Miller Letter”), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.
Response 7. The Trust does so confirm.
Comment 8.	Please revise each reference to “high yield securities” to identify such securities as “junk bonds.”

Response 8. The disclosure has been revised accordingly.

Comment 9.	Please disclose the maximum percentage of the Portfolio’s assets that may be invested with any single counterparty. In addition, please augment the disclosure concerning what factors the Portfolio and Manager consider when selecting/approving counterparties.

Response 9. We respectfully decline to disclose the maximum percentage of a Portfolio’s assets that may be invested with any single counterparty because such disclosure is not required and we do not believe it is particularly useful to investors given the many nuances associated with counterparty exposure, such as margin limits and collateral. We have revised the Portfolio’s “Counterparty Risk” section to disclose that “The Manager considers factors such as counterparty credit ratings and financial statements among others when determining whether a counterparty is creditworthy. The Manager regularly monitors the creditworthiness of each counterparty with which the Portfolio enters into a transaction.”

Comment 10.	In the section titled “Additional Information About Principal Investment Strategies and Related Risks—Principal Investment Strategies,” please revise the disclosure to state that “The Portfolio will always own 100% of the Subsidiary’s interests and it will also own 100% of any security that the Subsidiary may issue.”

Response 10. The disclosure has been revised accordingly. If and when a Subsidiary is established, the Portfolio will own 100% of any security that the Subsidiary may issue.

Comment 11.	In the section titled “Additional Information About Principal Investment Strategies and Related Risks—Other Potential Investments of the Portfolio—Hedge Funds and Private Equity Funds,” please revise the disclosure that states that “[t]he Portfolio’s direct investments in hedge funds, private equity funds and other investments that are deemed illiquid will be limited to no more than 15% of the Portfolio’s net assets” to reflect that any hedge fund or private equity fund investments will be treated as illiquid for purposes of the 15% limitation on illiquid investments. Furthermore, please clarify why the limitation only applies to direct investments in such funds and why indirect investments would not present a similar concern.

Response 11. The disclosure has been revised accordingly. Indirect investments will primarily be registered open-end funds, which have daily redemption rights, or closed-end funds and exchange traded funds (“ETFs”), which will be traded on the secondary market. The liquidity of these investments will be evaluated on their own merit pursuant to the Manager’s liquidity procedures.
Comment 12.	In the section titled “Additional Information About Principal Investment Strategies and Related Risks—Other Potential Investments of the Portfolio—Exchange Traded Notes and Commodity-Linked Notes,” please clarify whether the Portfolio can invest in commodities beyond the 25% cap imposed on investments in the Subsidiary. Please disclose the limit as a percentage of net assets that the Portfolio may invest in commodities.
Response 12. The disclosure has been revised to clarify that the Portfolio can invest in instruments that provide exposure to commodities beyond the 25% cap that will be imposed on investments in the Subsidiary, if and when it is established. The Trust respectfully declines to disclose a maximum percentage of net assets that the Portfolio may invest in commodities as such disclosure is not required but, as noted in the response to Comment 6, the Trust expects the Portfolio’s commodity exposure to be small relative to the Portfolio’s exposure to other asset classes.
Comment 13.	In the section titled “Additional Information About Principal Investment Strategies and Related Risks—Other Potential Investments of the Portfolio—Subsidiary Risk,” the third sentence states that “[t]he derivatives and other investments held by the Subsidiary are generally similar to those that are permitted to be held by the Portfolio….” Please explain the extent to which the investments of the Portfolio and the Subsidiary differ.
Response 13. The Portfolio and the Subsidiary, if and when it is established, may invest in the same commodity-linked derivative instruments. The second and third sentences of this section have been revised to read as follows: “If the Portfolio invests in the Subsidiary, the Portfolio will be indirectly exposed to the risks associated with the Subsidiary’s investments in commodity-linked derivative instruments. The commodity-linked derivative instruments that will be held by the Subsidiary will be the same as those permitted to be held by the Portfolio and will be subject to the same risks that apply if held directly by the Portfolio.”

Comment 14.	Please confirm supplementally that each type of investment in which the Subsidiary may invest has been disclosed.
Response 14. Each type of investment in which the Subsidiary principally intends to invest, if and when it is established, has been disclosed.
Comment 15.	In the section titled “Purchase of Shares—Purchase of Shares in Good Order,” please clarify whether there may be a delay in between the time of receipt of the purchase request by the Portfolio or Financial Intermediary and the time at which the net asset value (“NAV”) for the purchased shares is determined.
Response 15. We have clarified this disclosure such that the relevant disclosure now reads: “You may buy shares of the Portfolio through a Financial Intermediary. To buy shares at the NAV of any given day, your Financial Intermediary must receive your order before the close of trading on the NYSE that day. The Portfolio will be deemed to have received an order that is in “good order” when the order is received by a Financial Intermediary on a business day, and the order will be priced at the Portfolio’s NAV per share next determined after such acceptance. Your Financial Intermediary is responsible for transmitting all purchase requests, investment information, documentation, and money to the Portfolio on time. Your Financial Intermediary may charge additional transaction fees for its services.”
Comment 16.	In the section titled “Redemption of Shares,” the final sentence of the second paragraph states “[i]n order to be effective, certain redemption requests of a shareholder may require the submission of documents commonly required to assure the safety of a particular account.” Please clarify under what circumstances these requirements would apply so as to give investors notice of the risk of a potential delay.
Response 16. The disclosure has been revised accordingly.

Comments on the James Alpha Managed Risk Domestic Equity Portfolio

Comment 17. Please include a names rule policy relating to the use of Equity in the name, per Rule 35d-1 under the 1940 Act.

Response 17. The disclosure has been revised accordingly.

Comment 18. Please revise the disclosure to identify the principal categories of equity securities and derivatives that the Portfolio will utilize in accordance with its principal investment strategies.

Response 18. The disclosure has been revised accordingly with respect to the principal categories of equity securities that the Portfolio intends to utilize in accordance with its principal investment strategies. Registrant confirms the prospectus disclosure discloses the principal categories of derivatives that the Portfolio intends to utilize in accordance with its principal investment strategies.

Comment 19. Please clarify whether the Portfolio will be limited to investing in component securities of the S&P 500 Index.

Response 19. The Portfolio will achieve exposure to S&P 500 Index companies primarily through ETFs, mutual funds and closed-end funds but may also gain exposure through direct investment in stocks.

Comments on the James Alpha Managed Risk Emerging Markets Equity Portfolio

Comment 20. In the section titled “Additional Information About Principal Investment Strategies and Related Risks—Principal Investment Strategies,” the disclosure indicates that “[t]he Portfolio intends to borrow money from banks to create leverage up to 30% of the Portfolio’s assets.” Please confirm that the costs associated with any intended use of leverage are appropriately reflected in the fee table in the prospectus.

Response 20. The Trust confirms that the costs associated with any intended use of leverage will be appropriately reflected in the fee table in the prospectus.

Comment 21. Please include a names rule policy relating to the use of Equity in the name, per Rule 35d-1 under the 1940 Act.

Response 21. The disclosure has been revised accordingly.

Comment 22. Please revise the disclosure to identify the principal categories of equity securities and derivatives that the Portfolio with utilize in accordance with its principal investment strategies.

Response 22. The disclosure has been revised accordingly with respect to the principal categories of equity securities that the Portfolio intends to utilize in accordance with its principal investment strategies. Registrant confirms the prospectus disclosure discloses the principal categories of derivatives that the Portfolio intends to utilize in accordance with its principal investment strategies.

Comment 23. Please clarify whether the Portfolio will be limited to investing in component securities of the MSCI Emerging Markets Index.

Response 23. The Portfolio will achieve exposure to MSCI Emerging Markets Index companies primarily through ETFs, mutual funds and closed-end funds but may also gain exposure through direct investment in stocks.

Comments on the Statement of Additional Information

Comment 24. In the “Reverse Repurchase Agreements” section, the disclosure states that “[t]he Portfolios will segregate assets in an amount at least equal to the repurchase price of the securities when engaging in these transactions.” Please clarify whether “these” refers to all repurchase agreements.

Response 24. The disclosure has been revised accordingly.

Comment 25. Please revise the concentration limitation in the “Investment Restrictions—Fundamental Investment Restrictions” section of the SAI to state that a Portfolio will not invest 25% or more of its net assets in securities of issuers in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. Government or any of its agencies or securities of other investment companies) pursuant to Instruction 4 to Item 9(b)(1) of Form N-1A.

Response 25. The disclosure has been revised accordingly.

Comment 26. With respect to the subsection titled “Lending Portfolio Securities,” please specify the maximum percentage of a Portfolio’s assets that may be devoted to securities lending. Furthermore, please disclose that the costs of securities lending do not appear in a Portfolio’s fee table. Also disclose, if true, that a

Portfolio bears the entire risk of loss on any reinvested collateral received in connection with securities lending. Please add disclosure to clarify that a Portfolio’s Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Response 26. The disclosure has been revised accordingly.

 Comments on the Part C

Comment 27. With respect to Item 29, please disclose that the James Alpha Family Office Portfolio wholly owns the Subsidiary and that the Subsidiary’s financial statements will be included on a consolidated basis in the James Alpha Family Office Portfolio’s annual and semi-annual reports to shareholders.

Response 27. If and when a Subsidiary is established, the disclosure will be revised accordingly.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
●	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
●	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss